04033560

MANUALLY SIGNED

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)

(X) ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 for the fiscal year ended December 31, 2003

OR

( ) TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED) for the transition period from ___________ to ___________

RECD S.E.C.
JUN 2 5 2004
1086

Commission file number: 001-13605

A. **Full title of the plan and the address of the plan, if different from that of the issuer named below:**

Elgin Federal Financial Center 401(k) Employee Benefit Plan and Trust

B. **Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:**

EFC Bancorp, Inc.
1695 Larkin Avenue
Elgin, Illinois 60123

PROCESSED
JUN 28 2004
THOMSON FINANCIAL

00239578.doc

REQUIRED INFORMATION

Item 1-3. The Elgin Federal Financial Center 401(k) Employee Benefit Plan and Trust (the "Plan") is subject to the Employee Retirement Income Security Act of 1974, as amended ("ERISA") and files plan financial statements and schedules prepared in accordance with the financial reporting requirements of ERISA. The Plan is filing such financial statements and schedules in lieu of the financial statements required by these items as permitted by Item 4.

Item 4. The Plan, which is subject to ERISA, is filing plan financial statements and schedules prepared in accordance with the financial reporting requirements of ERISA.

Exhibits:

Exhibit 23.0 Consent of Crowe Chizek & Co., LLC

FINANCIAL STATEMENTS

ELGIN FINANCIAL CENTER, SB
401(k) EMPLOYEE BENEFIT PLAN AND TRUST
Elgin, Illinois

FINANCIAL STATEMENTS
December 31, 2003 and 2002

ELGIN FINANCIAL CENTER, SB
401(k) EMPLOYEE BENEFIT PLAN AND TRUST
Elgin, Illinois

FINANCIAL STATEMENTS
December 31, 2003 and 2002

CONTENTS

Crowe™

Crowe Chizek and Company LLC
Member Horwath International

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Administrator of
Elgin Financial Center, SB
401(k) Employee Benefit Plan and Trust
Elgin, Illinois

We have audited the accompanying statements of net assets available for benefits of the Elgin Financial Center, SB 401(k) Employee Benefit Plan and Trust (the Plan) as of December 31, 2003 and 2002, and the related statement of changes in net assets available for benefits for the year ended December 31, 2003. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2003 and 2002, and the changes in net assets available for benefits for the year ended December 31, 2003, in conformity with U.S. generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic 2003 financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic 2003 financial statements taken as a whole.

Crowe Chizek and Company LLC

Crowe Chizek and Company LLC

Oak Brook, Illinois
June 23, 2004

ELGIN FINANCIAL CENTER, SB
401(k) EMPLOYEE BENEFIT PLAN AND TRUST
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
December 31, 2003 and 2002

	2003	2002
ASSETS		
Investments (Note 4)		
Common stock of EFC Bancorp, Inc.	$ 4,397,576	$ 3,496,226
Common and collective trust	546,813	399,941
Mutual funds	1,292,020	1,126,814
Participant loans	74,056	83,739
Total investments	6,310,465	5,106,720
Receivables		
Employee contributions	14,528	13,546
Investment income receivable	27,228	26,400
Total receivables	41,756	39,946
NET ASSETS AVAILABLE FOR BENEFITS	$ 6,352,221	$ 5,146,666

See accompanying notes to financial statements.

ELGIN FINANCIAL CENTER, SB
401(k) EMPLOYEE BENEFIT PLAN AND TRUST
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
Year ended December 31, 2003

Additions to net assets attributed to	
Investment income (Note 4)	
Net appreciation in fair value of investments	$ 1,267,628
Interest	6,774
Dividends	105,216
	1,379,618
Contributions	
Participant wage deferrals	331,564
Rollovers	5,317
	336,881
Total additions	1,716,499
Deductions from net assets attributed to	
Benefits paid to participants	510,644
Administrative expenses	300
Total deductions	510,944
Net increase	1,205,555
Net assets available for plan benefits	
Beginning of year	5,146,666
End of year	$ 6,352,221

See accompanying notes to financial statements.

NOTE 1 - DESCRIPTION OF PLAN

The following brief description of the Elgin Financial Center, SB 401(k) Employee Benefit Plan and Trust (the Plan) is provided for general information purposes only. Participants should refer to the plan agreement for a more complete description of the Plan's provisions.

General: The Plan is a defined contribution plan covering employees of Elgin Financial Savings Bank (the Bank or Employer), a wholly owned subsidiary of EFC Bancorp, Inc. The Plan was established effective November 1, 1986 and covers substantially all employees of the Bank. Employees who have completed six months of service and are age twenty and one-half or older are eligible for the elective deferral and employer match portions of the Plan. Employees who have completed six months of service and are age twenty-one are eligible for profit sharing contributions. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

The administrator of the Plan is Elgin Financial Savings Bank (the Administrator) and the trustee of the Plan is HSBC Bank USA (the Trustee). The Trustee is the custodian of the Plan's assets.

Contributions: Each year participants may contribute between 2% and 10% of pretax compensation to the Plan, up to the maximum allowed under Internal Revenue Code Sections 402(g) and 415. The Bank can make discretionary contributions, subject to certain limitations under applicable federal income tax laws and regulations, on an annual basis. The Bank's discretionary profit sharing contribution is allocated to participant accounts on the last day of the year based on the ratio of each participant's eligible compensation for the year to total eligible compensation for the year. The Bank's discretionary matching contribution is allocated to participant accounts on the last day of the year based on each participant's voluntary contributions. The participant must be employed on the last day of the year in order to receive any employer contribution, except in the event of death, disability, or normal retirement.

Participant Accounts: Each participant's account is credited with employee and employer contributions and an allocation of Plan earnings. Employer contributions are allocated to participant accounts in proportion to employee contributions or employee compensation, as provided in the plan document. Plan earnings are allocated to each participant's account based on the investment earnings of the funds selected by each participant. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Upon termination of a participant, the portion of the Employer contribution account not vested will be forfeited and will first be used to pay administrative expenses and will then be allocated to eligible participants as of the last day of the plan year in which the terminated participant receives a distribution.

(Continued)

NOTE 1 - DESCRIPTION OF PLAN (Continued)

Retirement, Death, and Disability: A participant is entitled to 100% of his or her vested balance upon attainment of early retirement age (55) and completion of five years of service, normal retirement age (65), death, or disability.

Vesting: Participants are immediately vested in their voluntary contributions plus actual earnings thereon. Vesting in the remainder of their account is based on years of continuous service. A participant is 100% vested after six years of credited service in accordance with the table below.

Years of Service	Percent Vested
Less than two	0%
Two	20
Three	40
Four	60
Five	80
Six	100

Payment of Benefits: Upon retirement, death, disability, or other termination of employment with the Bank, participants or designated beneficiaries may receive distributions of their vested accounts in lump-sum amounts or rollover distributions.

Loan Provisions: Participants may borrow up to 50% of their account balance up to a maximum of $50,000. The loan will accrue interest as defined by the Plan.

Investment Options: Upon enrollment in the Plan, a participant may direct contributions in the investment options made available by the Administrator. The employee may elect to direct these contributions in multiples of 5%. Employer contributions are allocated in the same percentages as the employee has elected. The investment options are derived from a combination of various mutual funds, employer stock, and common and commingled funds. Plan participants are allowed to reallocate funds between investment options on a daily basis.

NOTE 2 - SUMMARY OF ACCOUNTING POLICIES

Basis of Accounting: The accounting practices and principles followed by the Plan and the methods of applying those principles conform to U.S. generally accepted accounting principles. Plan financial information is accounted for on the accrual basis.

(Continued)

NOTE 2 - SUMMARY OF ACCOUNTING POLICIES (Continued)

Estimates: The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates. Investment valuation estimates are particularly subject to change in the near term.

Investments and Income Recognition: Plan investments are reported at fair value. Investments in mutual funds are stated at quoted market prices. The fair value of participant units owned by the Plan in the common collective trusts is based on the quoted redemption values as of the last business day in the Plan's year. The fair value of EFC Bancorp, Inc. common stock is determined by a quoted market price. Participant loans are carried at their remaining balance, which approximates fair value. Purchases and sales of investments are accounted for on the trade date. Dividend income is recorded on the ex-dividend date. Income from other investments is recorded as earned.

Risks and Uncertainties: The Plan provides for various investment options in mutual funds, common collective funds, and a significant concentration in common stock of EFC Bancorp, Inc. The underlying investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statement of net assets available for benefits and the participants' individual account balances.

Administrative Expenses: Certain costs incurred in the administration of the Plan are paid by the Bank. Other expenses are paid by the Plan.

Payment of Benefits: Benefit payments to participants are recorded when paid.

NOTE 3 - PLAN TERMINATION

Although it has not expressed any intent to do so, the Bank has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA and its related regulations. In the event of the Plan's termination, participants will become 100% vested in their accounts.

(Continued)

NOTE 4 - INVESTMENTS

The following table presents investments that represent 5% or more of the Plan's net assets as of December 31, 2003 and 2002.

	2003	2002
Investments at fair value		
Common stock		
EFC Bancorp, Inc. common stock (183,999 and 191,574 shares at December 31, 2003 and 2002)	$ 4,397,576	$ 3,496,226
Common and collective trust		
HSBC Bank USA Stable Return Fund	440,720	357,403
Mutual funds		
AIM Blue Chip Fund	359,289	341,029

During the year ended December 31, 2003, the Plan's investments (including investments bought, sold, and held during the year) appreciated in fair value as follows:

EFC Bancorp, Inc. common stock	$ 1,032,350
Common and collective trust	13,684
Mutual funds	221,594
Net change in fair value	$ 1,267,628

NOTE 5 - PARTY-IN-INTEREST TRANSACTIONS

Parties-in-interest are defined under Department of Labor's regulations as any fiduciary of the Plan, any party rendering service to the Plan, the employer, and certain others. Fees in the amount of $300 were paid from the Plan to HSBC Bank USA for trustee and plan recordkeeping services, which qualifies as a party-in-interest transaction. Professional fees for the audit of the Plan and other administrative costs of the Plan are paid by the Bank. Investments in EFC Bancorp, Inc. common stock, HSBC Bank USA common collective funds, see Note 4 above, and participant loans are considered party-in-interest investments. At December 31, 2003 and 2002, the value of party-in-interest investments was $5,018,445 and $3,979,906 respectively. Dividends earned of $104,388 on EFC Bancorp, Inc. common stock also qualify as party-in-interest transactions.

(Continued)

NOTE 6 - TAX STATUS

The Internal Revenue Service has determined and informed the Bank by letter dated August 13, 2002 that the Plan is designed in accordance with applicable sections of the Internal Revenue Code (IRC). The Plan's Administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC.

NOTE 7 - RECONCILIATION OF AUDITED FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	December 31, 2003	December 31, 2002
Net assets available for benefits per the financial statements	$ 6,352,221	$ 5,146,666
Less: Employee contributions receivable	14,528	13,546
Net assets available for benefits per the Form 5500	$ 6,337,693	$ 5,133,120

The following is a reconciliation of net increase in net assets per the financial statements to the net increase in net assets per the Form 5500:

	Year Ended December 31, 2003
Net increase per the financial statements	$ 1,205,555
Less: Current year adjustment for contributions receivable	14,528
Plus: Prior year adjustment for contributions receivable	13,546
Net increase per the Form 5500	$ 1,204,573

SUPPLEMENTAL SCHEDULE

ELGIN FINANCIAL CENTER, SB
401(k) EMPLOYEE BENEFIT PLAN AND TRUST
SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2003

Name of Plan Sponsor: Elgin Financial Savings Bank
Employer Identification Number: 36-1014010
Three Digit Plan Number: 002

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	(d) Cost**	(e) Current Value
		Common Stock		
*	EFC Bancorp, Inc.	183,999 shares		$ 4,397,576
		Common and Collective Trusts		
*	HSBC Bank USA	Stable Return Fund		440,720
*	HSBC Bank USA	Short Term Investment Fund		106,093
		Mutual Funds		
	AIM Equity Funds	Blue Chip Fund		359,289
	Alliance Funds	Growth & Income Fund		13,991
	Delaware Group	Trend Fund Class A		41,819
	Dreyfus Funds	S&P 500 Index Fund		242,822
	Dreyfus Laurel Funds	Bond Market Index Fund		217,131
	Federated	Managed Allocation Conservative Growth Fund		216,425
	Fidelity	Growth Opportunities Fund		5,079
	Lord Abbett	Mid Cap Value Fund		53,959
	MFS	Value Fund		49,524
	Putnam	International Growth Fund		91,981
		Participant Loans		
*	Participant loans	Interest rates 5.75% to 10.5%, with various maturity dates		74,056
				$ 6,310,465

* Party-in-interest.
** Not applicable for participant-directed investments.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 25, 2004

ELGIN FEDERAL FINANCIAL CENTER 401(k) EMPLOYEE BENEFIT PLAN AND TRUST

Barrett O'Connor

Barrett J. O'Connor
Chief Executive Officer

00239578.doc

EXHIBIT 23.1 CONSENT OF CROWE CHIZEK & CO., LLC

EXHIBIT 23.1

Crowe™

Crowe Chizek and Company LLC
Member Horwath International

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the Registration Statement No. 333-56647 on Form S-8 of the EFC Bancorp, Inc. of our report dated June 23, 2004 appearing in this Annual Report on Form 11-K of the Plan into the Elgin Financial Center, SB 401(k) Plan and Trust for the year ended December 31, 2003.

Crowe Chizek and Company LLC

Crowe Chizek and Company LLC

Oak Brook, Illinois
June 24, 2004